CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Euro Fixed Rate Senior Registered Notes Due 2017	$1,760,821,920.00	$54,057.23

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.4144 per euro 1.00 as of September 25, 2007.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 29, 2007	Pricing Supplement No. 396 to Registration Statement No. 333-131266 Dated September 25, 2007 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Fixed Rate Senior Registered Notes Due 2017

We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Fixed Rate Senior Registered Notes Due 2017 (the “notes”) prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.

This document constitutes the pricing supplement relating to the issuances of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

The Bank of New York, London Branch, at One Canada Square, London E14 5AL, United Kingdom, has succeeded JPMorgan Chase Bank, N.A., London Branch, as principal paying agent, exchange agent and transfer agent with respect to the notes.

Principal Amount:	Euro 1,250,000,000	Interest Payment Dates:	Each October 2, commencing October 2, 2008
Maturity Date:	October 2, 2017	Interest Payment Period:	Annual
Settlement Date (Original Issue Date):	October 2, 2007	Minimum Denominations:	Euro 50,000 and integral multiples of Euro 1,000 in excess thereof
Interest Accrual Date:	October 2, 2007	Business Days:	London, TARGET Settlement Day and New York
Issue Price:	99.594%	Agent:	Morgan Stanley & Co. International plc
Specified Currency:	Euro	Common Code:	032365752
Redemption Percentage at Maturity:	100%	ISIN: Form:	XS0323657527 Registered
Interest Rate:	5.5% per annum (calculated on an actual/actual (ISDA) day count basis)	Other Provisions:	None

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

COMMERZBANK CORPORATES & MARKETS	DANSKE BANK	FORTIS BANK
LLOYDS TSB CORPORATE MARKETS
BANCA IMI		WESTLB AG
BARCLAYS CAPITAL	CALYON CRÉDIT AGRICOLE CIB	DEUTSCHE BANK
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC		RZB-AUSTRIA

Supplemental Information Concerning United States Federal Taxation

A Non-U.S. Holder of the notes will be required to satisfy the certification requirement described under “United States Federal Taxation—Tax Consequences to Non-U.S. Holders—Notes—Certification Requirement” in the accompanying prospectus supplement.

Supplemental Information Concerning Plan of Distribution

On September 25, 2007, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.144%, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 99.594% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of the Notes
Morgan Stanley & Co. International plc	Euro 887,500,000
Commerzbank Aktiengesellschaft	62,500,000
Danske Bank A/S	62,500,000
Fortis Bank nv-sa	62,500,000
Lloyds TSB Bank plc	62,500,000
Banca IMI S.p.A.	25,000,000
WestLB AG	25,000,000
Barclays Bank PLC	12,500,000
CALYON	12,500,000
Deutsche Bank AG, London Branch	12,500,000
Mitsubishi UFJ Securities International plc	12,500,000
Raiffeisen Zentralbank Österreich Aktiengesellschaft	12,500,000
Total	Euro 1,250,000,000

European Union Transparency Obligations Directive

The European Union Directive 2004/109/EC (the “Transparency Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Transparency Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed.  In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union or otherwise on a market within the European Union as to which the Transparency Directive would not apply.  However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered.  Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material adverse effect on a noteholder’s ability to resell the notes in the secondary market.